SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
+852-2514-7622	ksudol@stblaw.com

June 22, 2018

VIA EDGAR

Mr. Nicholas Panos

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	iKang Healthcare Group, Inc.
Schedule 13E-3
Filed May 30, 2018
File No. 005-88530

Dear Mr. Panos,

On behalf of iKang Healthcare Group, Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated June 12, 2018 with respect to the Schedule 13E-3, File No. 005-88530 (the “Schedule 13E-3”) filed on May 30, 2018 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement together incorporate the changes made in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being delivered separately to the Staff via email and by Federal Express.

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning IK Healthcare Holdings Limited, IK Healthcare Investment Limited, IK Healthcare Merger Limited, Yunfeng Fund III, L.P., Yunfeng Fund III Parallel Fund, L.P., Taobao China Holding Limited, Mr. Lee Ligang Zhang, ShanghaiMed, Inc., Time Intelligent Finance Limited, Mr. Boquan He, Top Fortune Win Ltd., or Boyu Capital Fund III, L.P., such response is included in this letter based on information provided to the Special Committee and us by such other persons and their respective representatives.

Exhibit 99(a)-(1)

Background of the Merger, page 28

1.              We note the disclosure on page 35 concerning the financial projections delivered by the Special Committee to J.P. Morgan on January 25, 2016 for purposes of preparing “financial analyses.” Please revise to summarize these and any other J.P. Morgan “financial analyses” received by the company or by its affiliate and file as exhibits such report(s). Refer to Items 1015(b) and 1016(c) of Regulation M-A. In addition, please affirmatively state whether or not the company or any affiliate (including anyone in the “Buyer Group” or the “Buyer Group 1”) received any other report, opinion, or appraisal from any outside third party materially related to the Rule 13E-3 transaction. Refer to General Instruction E to Schedule 13E-3 and Item 1015(a) of Regulation M-A.

J.P. Morgan did not deliver any financial analyses to the Special Committee that were based on the financial projections delivered by the Special Committee to J.P. Morgan on January 25, 2016.

Except for the fairness opinion delivered to the Special Committee by J.P. Morgan in connection with the merger, none of the Special Committee, the Company, or the Company’s affiliates (including any affiliate of the Company who participated in Buyer Group 1 or continue to participate in the Buyer Group) received any other report, opinion, or appraisal from any outside third party materially related to the merger. Please refer to pages 11 and 85 of the Revised Proxy Statement.

2.              Please revise the June 6, 2016 entry to explain all material terms of the Yunfeng Proposal and clarify whether it was a “going private transaction” as defined in Rule 13e-3(a)(3) such that the proposed transaction called for the participation of the issuer or an affiliate.

In response to the Staff’s comment, the Company has revised the June 6, 2016 entry on page 39 of the Revised Proxy Statement to include additional disclosure regarding the material terms of the Yunfeng Proposal and note that, as of June 6, 2016, it was not clear whether the transaction proposed in the Yunfeng Proposal would constitute a “going private transaction” as defined in Rule 13e-3(a)(3).

3.              The disclosure on page 33 indicates Alibaba joined the Buyer Group 1 consortium in December 2015 and remained part of that consortium through at least June 6, 2016. Accordingly, please revise the June 6, 2016 entry to explain Yunfeng’s relationship to Alibaba. Disclose whether or not Yunfeng and Alibaba acted independently in their pursuit of iKang, including whether Alibaba’s representatives provided Yunfeng with information concerning Buyer Group 1’s negotiations with iKang’s Special Committee.

In response to the Staff’s comment, the Company has revised the disclosure in the Background of Merger section. Please refer to pages 39, 40 and 51 of the Revised Proxy Statement.

4.              Please revise the June 7, 2016 entry to explain why Mr. Zhang and his affiliates ceased participation in the transactions proposed by Buyer Group 1. In particular, discuss, if applicable, any impact that Yunfeng’s June 6, 2016 proposal played in the cessation.

In response to the Staff’s comment, the Company has revised the disclosure in the Background of Merger section. Please refer to page 40 of the Revised Proxy Statement.

5.              We refer to the disclosure on page 44 regarding “key open issues” in the merger agreement as of October 24, 2016. Please revise this and all other references to “open” and “outstanding” issues to identify briefly the specific matter at issue.

In response to the Staff’s comment, the Company has revised the disclosure in the Background of Merger section. Please refer to pages 43 to 59 of the Revised Proxy Statement.

6.              Please substantially revise the Background disclosures to describe Yunfeng’s contacts and negotiations with Mr. Zhang and “company management”.  In particular, please revise to clarify whether these parties discussed and/or negotiated the Buyer Group’s offer price and the post-merger ownership stakes held by each member of the consortium. The disclosures also should be revised to describe the negotiations concerning material terms of the: support agreements; the interim investors agreement; and management’s rollover arrangements.  Refer to Regulation M-A, Item 1005.

In response to the Staff’s comment, the Company has revised the disclosure in the Background of Merger section. Please refer to pages 53, 55, 56, 59, 60, 61 and 62 of the Revised Proxy Statement.

7.              With reference to the January 23, 2017 and February 3, 2017 entries, please identify the concerns that Yunfeng raised concerning iKang’s performance and describe the Special Committee’s stated concerns with Yunfeng’s valuation methodology.

In response to the Staff’s comment, the Company has revised the disclosure regarding the January 23, 2017 and February 3, 2017 entries. Please refer to pages 47 and 48 of the Revised Proxy Statement.

8.              Revise to identify the transaction structures Yunfeng presented to the Special Committee on January 9, 2018. Please also reconcile this disclosure with the disclosure on page 82 indicating that the Buyer Group did not consider any alternative transaction structures.

In response to the Staff’s comment, the Company has revised the January 9, 2018 entry on page 51 of the Revised Proxy Statement. In addition, the Company has also revised the disclosure on page 86 of the Revised Proxy Statement, which had previously indicated that the Buyer Group did not consider any alternative transaction structures, in order to reconcile the two disclosures.

Discounted Cash Flow Analysis, page 78

9.              With reference to footnote 5 on page 7 of J.P. Morgan’s March 26, 2018 presentation, which is filed as Exhibit 99(c)-(2), please tell us whether J.P. Morgan calculated the range of discount rates by using the company’s beta as of 2015 as opposed to 2018. If so, please tell why J.P. Morgan deemed this assumption appropriate and quantify the impact that this decision had on the range of equity values calculated under the DCF model.

The beta assumption used for the range of discount rates takes into account primarily the beta of comparable companies in 2018.  The Company’s beta as of August 28, 2015, which is the last trading day before the announcement of the receipt of the Buyer Group 1 Proposal, serves as a reference point of the beta prior to subsequent developments after such announcement.

Exhibit 99(c)(2)

10.       We noticed the statement at the end of the first paragraph of the narrative that indicates “[n]either this presentation nor any of its contents may be used or relied upon by, or disclosed, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with the prior written consent of J.P. Morgan in each instance.” Please include disclosure in the associated proxy statement and/or this exhibit to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that J.P. Morgan consents to the inclusion of such materials in this filing and the corresponding reliance upon such information by security holders. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

In response to the Staff’s comment, the Company has revised the disclosure in the Opinion of the Special Committee’s Financial Advisor section. Please refer to page 85 of the Revised Proxy Statement.

*****

If you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact me by phone at +852-2514-7622 or by e-mail at ksudol@stblaw.com.

Sincerely,

/s/ Kathryn King Sudol
Kathryn King Sudol

Enclosures

cc:	Howard Zhang, Li He — Davis Polk & Wardwell LLP
Weiheng Chen, Jie Zhu — Wilson Sonsini Goodrich & Rosati